Exhibit 99.1

(1)         The amount reported includes an aggregate of $50,400,000 principal amount of senior secured notes (the “Notes”) of ClearBridge American Energy MLP Fund Inc., a closed-end management investment company registered under the Investment Company Act of 1940, of which $12,000,000 principal amount of the Notes is held of record by Athene Annuity & Life Assurance Company (“Athene Annuity”) and $38,400,000 principal amount of the Notes is held of record by Aviva Life and Annuity Company (“ALAC”).

Athene Holding Ltd. (“Athene Holding”) is the sole shareholder of Athene USA Corporation (“AUSA”).  AUSA is the sole shareholder of Athene Annuity.  Athene Annuity is the sole shareholder of ALAC.

Athene Annuity disclaims beneficial ownership of the notes held of record by ALAC, ALAC disclaims beneficial ownership of the notes held of record by Athene Annuity, and each of Athene Holding and AUSA disclaims beneficial ownership of the notes of held of record by Athene Annuity or ALAC, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of Athene Annuity is 400 Brookfield Parkway, Greenville, South Carolina 29607.  The address of AUSA and ALAC is 7700 Mills Civic Parkway, West Des Moines, IA 50266.